

Mail Stop 7010

November 13, 2006

Via U.S. mail and facsimile

Mr. Luke C. Zouvas, Esq.
Applbaum & Zouvas LLP
925 Hotel Circle South
San Diego, CA 92108

> **Re: Baoshinn Corporation**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed November 2, 2006**
> **File No. 333-134991**

Dear Mr. Zouvas:

   We have reviewed your amended filing and your response and have the following comments. Please note that all page numbers reference the marked version that you filed on EDGAR. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements to comply with Item 310(g) of Regulation S-B, if applicable.

2. Please file a copy of your next amendment that is clearly and precisely marked to show all changes, as required by Rule 472 of Regulation C. Changes you made in response to our letter dated August 23, 2006 were not accurately marked in Amendment No. 2.

Summary of Prospectus, page 5

The Offering, page 6

3. Please revise the line item "Net proceeds to Baoshinn" to correct the amount of minimum net proceeds. In this regard, we note the disclosure on the cover page of your prospectus.

<u>Risk Factors, page 6</u>

<u>If we cannot raise additional capitol to finance future operations…, page 8</u>

4. We note the statement that your officers and directors are unequivocally bound to provide you the funding. We also note your response to comment 39 of our letter dated August 23, 2006. Please explain why these commitments are unequivocal. Please also reconcile your statement in the seventh sentence of the first paragraph with your statement in the second sentence of the second paragraph.

5. Please clarify the meaning of the statement that some of your officers and directors committed to fund the company "for the next 12 months before the year ended March 31, 2006." The language suggests that that the commitment lapsed at the end of your fiscal year.

<u>Terms of the Offering; Plan of Distribution, page 12</u>

6. We note your response to comment 20 of our letter dated August 23, 2006 and we reissue this comment. In this regard, we note the disclosure in the fifth paragraph on the cover page of your prospectus.

<u>Business of Baoshinn, page 19</u>

<u>Business Objective, page 19</u>

7. We note the disclosure in the second paragraph, as well as disclosure on page 26 that "per verbal commitments by investors, the company management has confidence that this offering will be subscribed in maximum to fund our expansion." It appears that this commitment is a commitment to purchase shares in your offering and not a separate financing. In this regard, we also note the disclosure in the third paragraph under "Financing our Capital Expenditures" on page 25. Please revise to clarify.

8. To the extent that the "verbal commitments" relate to the purchase of shares in this offering, please tell us supplementally what actions you have taken to obtain these commitments and when you took them. Note that any offers made before the registration statement was filed are private and must qualify for an exemption from registration under the Securities Act. Furthermore, sales of shares pursuant to any offers made privately must be completed privately. In other words, you may not sell registered shares to investors to whom you offered the shares privately. Please confirm your understanding. Please also confirm that you have not, and until the registration statement is effective, you will not, accept any subscriptions for shares offered in this offering.

Marketing Strategies, page 22

9. We note your response to comment 32 of our letter dated August 23, 2006 and we reissue this comment, as you have not revised the disclosure to clearly explain the business as it currently exists.

Marketing Techniques, page 22

10. Please disclose the approximate percentage of your business represented by each category.

Competition and Market Trends, page 22

11. We note your response to comment 33 of our letter dated August 23, 2006 and we reissue the comment. In this regard, please describe in greater detail the impact of this trend on your company and its expansion plans.

Financing our Capital Expenditures, page 25

12. Here and elsewhere in your document where you discuss the expansion of your business and your capital requirements and sources of funds, please elaborate on the priority of expanding the China inbound section of your business and opening the four new offices in the PRC. It is not clear which, if any, of these purposes will be prioritized if sufficient funds are not available to complete them all. In this regard, we note disclosure that "a portion" of the expansion will be funded from the proceeds of the offering, but the "Use of Proceeds" section does not discuss what portion of the expansion that the proceeds will fund. Furthermore, it is unclear whether the commitments you have received from company shareholders are sufficient to fund all of these aspects of your expansion. We note disclosure in MD&A that the shareholders have "agreed to fund the Company as necessary so that the Company may continue as a going concern."

    Please also elaborate on the status of the debt financing that you expect to use to finance portions of the expansion. Given the timeline for each aspect of the expansion that you discuss under "Marketing Strategies," it seems as if your financing plans should be well underway at this time.

Related Party Transactions, page 27

13. We note that certain officers and directors have loaned money to your company. In this regard, we note the disclosure in the risk factor entitled "If we cannot raise additional capital…" on page 8. Please identify these officers and directors and disclose the amount and terms of the loans.

14. We note the disclosure in the first paragraph. Please identify the shareholder and the amounts owed to your company.

15. We note the disclosure in the second paragraph. Please disclose the amount due to the shareholder.

Dealer Prospectus Delivery Obligation, page 30

16. Please re-locate this section to the back cover page of your prospectus. See Item 502(b) of Regulation S-B.

17. We note that you indicate that the end date for the prospectus delivery obligation is the date of your prospectus. Please revise to provide the correct date. Refer to Section 4(3) of the Securities Act and Rule 174 of Regulation C.

Part II. Information Not Required In Prospectus, page 53

Recent Sales of Unregistered Securities, page 53

18. We note your response to comment 43 of our letter dated August 23, 2006 and we reissue this comment, as it does not appear that you have provided the requested disclosure.

Exhibits, page 48

19. Please revise the exhibit table to include Exhibit 10.2.

Undertakings, page 49

20. We note your response to comment 45 of our letter dated August 23, 2006 and we reissue this comment, as it does not appear that you have provided the undertaking.

21. We note your response to comment 46 of our letter dated August 23, 2006 and we reissue this comment. In this regard, please provide the undertaking in the second paragraph of Item 512(e) of Regulation S-B.

Signatures, page 50

22. We note your response to comment 47 of our letter dated August 23, 2006 and we reissue this comment, as it does not appear that you have identified the controller or principal accounting officer.

Exhibit 5.1

23. Please have counsel revise the first paragraph of the legal opinion to accurately describe the transactions contemplated by your registration statement. In this regard, we note that you are offering shares in a primary transaction and the selling stockholders are offering shares in a resale transaction.

24. Please have counsel revise its opinion in the fourth paragraph to clarify whether the common stock previously issued <u>is</u> duly authorized, fully paid, and non-assessable.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director